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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SM ENERGY COMPANY
(Name of Subject Company (Issuer))

SM ENERGY COMPANY
(Name of Filing Person (Issuer))

3.50% Senior Convertible Notes due 2027
(Title of Class of Securities)

792228AE8
792228AD0
(CUSIP Numbers of Class of Securities)

David W. Copeland, Esq.
Senior Vice President, General Counsel and Corporate Secretary
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203
(303) 861-8140
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

M. Lucy Stark, Esq.
Scott A. Berdan, Esq.
Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, Colorado 80202
(303) 295-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$287,500,000	$32,947.50

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Senior Convertible Notes due 2027 (the "Notes"), as described herein, is 100% of the principal amount of the Notes. As of March 5, 2012, there was $287,500,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $287,500,000.

**
The filing fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,947.50	Filing Party: SM Energy Company
Form or Registration No.: Schedule TO	Date Filed: March 5, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate transactions to which the statement relates:

    ☐
    Third-party tender offer subject to Rule 14d-1.

    ☒
    Issuer tender offer subject to Rule 13e-4.

    ☐
    Going-private transaction subject to Rule 13e-3.

    ☐
    Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

 INTRODUCTORY STATEMENT

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 5, 2012, by SM Energy Company, a Delaware corporation (the "Company") (as supplemented and amended, including by Amendment No. 1 filed on March 19, 2012) (the "Schedule TO"), relating to the right of each holder (the "Holder") of the Company's 3.50% Senior Convertible Notes due 2027 (the "Notes") to sell and the obligation of the Company to purchase the Notes (the "Put Right") pursuant to the terms of the Indenture, dated as of April 4, 2007 (the "Indenture"), between the Company and Wells Fargo Bank, N.A., as trustee (the "Trustee"), as set forth in the Company's Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the "Put Right Notice").

        This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and constitutes the final amendment to the Schedule TO, reporting the results of the Company's tender offer, pursuant to Rule 13e-4(c)(4) under the Exchange Act. The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended, is incorporated herein by reference.

        Pursuant to the terms of the Notes and the Indenture, the Company was obligated to purchase, at the option of each Holder, all Notes validly surrendered for purchase and not withdrawn.

Item 4.    Terms of the Transactions.

        Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

        The Put Right expired at 12:00 midnight, New York City time, on Friday, March 30, 2012 (one minute after 11:59 p.m. on such date). The Company has been advised by Wells Fargo Bank, N.A., as paying agent (the "Paying Agent"), that Put Right Purchase Notices (a "Purchase Notice") for Notes in the aggregate principal amount of $14,000 were validly delivered and not withdrawn prior to the expiration of the Put Right. The Company has accepted for purchase all of the Notes for which a Purchase Notice was validly delivered and not withdrawn prior to the expiration of the Put Right. The purchase price for the Notes pursuant to the Put Right was $1,000 in cash per $1,000 principal amount of Notes. The aggregate purchase price for all the Notes for which a Purchase Notice was validly delivered and not withdrawn was $14,000. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent to distribute to the Holders. Following the expiration of the Put Right and the Company's purchase of Notes pursuant to the Put Right, $287,486,000 in aggregate principal amount of the Notes remains outstanding.

Item 12.    Exhibits.

Exhibit Number		Description
(a)(1)(A)	*	Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	*	IRS Form W-9.
(a)(5)(A)	*	Press release dated March 5, 2012.
(a)(5)(B)	*	Press release dated March 19, 2012.
(a)(5)(C)		Press release dated April 2, 2012.
(b)		None.

Exhibit Number	Description
(d)(1)	Indenture related to the 3.50% Senior Convertible Notes due 2027, dated as of April 4, 2007, between St. Mary Land & Exploration Company and Wells Fargo Bank, N.A., as trustee (including the form of 3.50% Senior Convertible Note due 2027) (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(d)(2)
Registration Rights Agreement, dated as of April 4, 2007, among St. Mary Land & Exploration Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, for themselves and as representatives of the Initial Purchasers (filed Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 4, 2007, and incorporated herein by reference).
(g)	None.
(h)	None.

*
Previously filed.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2012

SM ENERGY COMPANY
By:	/s/ A. WADE PURSELL
	Name:	A. Wade Pursell
	Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit Number		Description
(a)(1)(a)	*	Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	*	IRS Form W-9.
(a)(5)(A)	*	Press release dated March 5, 2012.
(a)(5)(B)	*	Press release dated March 19, 2012.
(a)(5)(C)		Press release dated April 2, 2012.
(b)		None.
(d)(1)
Indenture related to the 3.50% Senior Convertible Notes due 2027, dated as of April 4, 2007, between St. Mary Land & Exploration Company and Wells Fargo Bank, N.A., as trustee (including the form of 3.50% Senior Convertible Note due 2027) (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(d)(2)
Registration Rights Agreement, dated as of April 4, 2007, among St. Mary Land & Exploration Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, for themselves and as representatives of the Initial Purchasers (filed Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 4, 2007, and incorporated herein by reference).
(g)		None.
(h)		None.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 4. Terms of the Transactions.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX